ARCO RESOURCES CORP.

NOTICE OF CHANGE OF AUDITORS

ARCO RESOURCES CORP. (the “Company”) is issuing this notice pursuant to section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) of the change of its auditor from Charlton and Company (the “Former Auditors”) to Davidson & Company LLP, Chartered Professional Accountants (the “Successor Auditors”). In accordance with NI 51-102, the Company hereby states that:

1.	At the Company’s request, the Former Auditors resigned as the Company’s auditors effective November 27, 2017

2.	The resignation of the Former Auditors and the appointment of the Successor Auditors has been considered and approved by the Company’s audit committee and board of directors.

3.

The appointment of the Former Auditors as the Company’s auditor was effective as at November 27, 2017. During the term of the Former Auditors’ appointment as Auditors for the Company, the Former Auditors did not deliver an audit report to the Company’s board of directors which contained a modified opinion.

4.	There have been no “reportable events” as that term is defined in NI 51-102.

Dated at Vancouver, BC this 30th day of November, 2017.

“Teresa Rzepczyk”

Teresa Rzepczyk
Chief Financial Officer
ARCO RESOURCES CORP.

ARCO RESOURCES CORP.	PO Box 10077 – Pacific Centre • Vancouver, BC, Canada V7Y 1B6
P: 604.689. 8336 • F: 888.691.0529